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THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 617 728 7120 Direct

April 12, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Ganley and Megan Miller

Re:	PennantPark Investment Corporation
Registration Statement on Form N-2
File Number 333-230014

Ladies and Gentlemen:

PennantPark Investment Corporation, a Maryland corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-2 (Registration No. 333-230014) (the “Registration Statement”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission pursuant to telephone calls on April 2, 2019 between John Ganley of the Staff and Stephen Pratt of Dechert LLP, outside counsel to the Company, and Megan Miller of the Staff and Thomas Friedmann of Dechert LLP regarding the Registration Statement and the prospectus included therein.

For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

ACCOUNTING COMMENTS

1.	Please confirm that the amount shown on the Fees and Expenses table for “Other expenses” includes all tax-related expenses of the Company.

United States Securities and Exchange Commission April 12, 2019 Page 2

Response:

The Company hereby acknowledges the Staff’s comment and confirms that “Other expenses” includes all tax-related expenses of the Company.

2.	Please provide supplementally the amount of average adjusted gross assets and average net assets used by the Company to calculate the amounts in the Fees and Expenses table.

Response:

The Company has supplementally provided the required information.

3.	Please provide supplementally the calculations supporting the amounts shown in the Senior Securities table for the period ended December 31, 2018.

Response:

The Company has supplementally provided the required information.

4.

The Staff notes the Company did not include in its Recent Accounting Pronouncements any disclosure regarding ASU 2016-01. Please supplementally confirm that the Company evaluated this new accounting standard for possible disclosure.

Response:

The Company hereby acknowledges the Staff’s comment and confirms that the Company evaluated ASU 2016-01 and determined that no disclosure was necessary.

5.

The Staff notes that the disclosure contemplates payment of a make-whole premium in connection with the proposed redemption of the 4.50% notes due 2019. Please provide supplementally the amount of make-whole premium, if any, paid in connection with such redemption. Please confirm that the Company evaluated the amount of this expected premium under ASC 450 (contingency guidance).

Response:

The Company has supplementally provided the required information and confirms that it evaluated this premium under ASC 450.

United States Securities and Exchange Commission April 12, 2019 Page 3
6.

In Note 12 of the Notes to the Financial Statements, in connection with assessing whether to include supplemental financial information for portfolio companies, please confirm that the Company performed the significant subsidiary tests required by Rule 1-02(w) of Regulation S-X for RAM Energy LLC.

Response:

The Company hereby acknowledges the Staff’s comment and confirms that it has performed the significant subsidiary tests required by Rule 1-02(w) of Regulation S-X for RAM Energy LLC and the tests did not exceed the thresholds requiring separate financial statements as of December 31, 2018.

LEGAL COMMENTS

7.	Please include plain English disclosure where appropriate throughout the Registration Statement explaining what is meant by a 200% asset coverage ratio and a 150% asset coverage ratio.

Response:

The Company acknowledges the Staff’s comment and has included disclosure in a form similar to the bold italicized language below each time the reduction in asset coverage ratio is referenced in Amendment No. 1.

On November 13, 2018 and February 5, 2019, our board of directors and stockholders, respectively, approved the application of the modified asset coverage requirements set forth in Section 61(a)(2) of the 1940 Act, as amended by the Consolidated Appropriations Act of 2018 (which includes the Small Business Credit Availability Act, or SBCAA). As a result, the asset coverage requirements applicable to us for senior securities reduced from 200% (i.e. $1 of debt outstanding for each $1 of equity) to 150% (i.e. $2 of debt outstanding for each $1 of equity) effective as of February 5, 2019, subject to compliance with certain disclosure requirements.

8.	Please consider whether any additional disclosure concerning the termination of LIBOR should be included.

Response:

The Company hereby acknowledges the Staff’s comment and has included disclosure in a form similar to the below in Amendment No. 1.

United States Securities and Exchange Commission April 12, 2019 Page 4

If LIBOR ceases to exist, we may need to renegotiate the credit agreements extending beyond 2021 with our portfolio companies that utilize LIBOR as a factor in determining the interest rate to replace LIBOR with the new standard that is established.

9.

Please supplementally confirm what is intended by the phrase “or other balance sheet transactions undertaken at the end of a fiscal quarter for purposes of preserving investment flexibility for the next quarter.”

Response:

The Company hereby acknowledges the Staff’s comment and provides that the disclosure referenced above refers to other temporary investments the Company may make in addition to the enumerated items immediately preceding the noted phrase.

10.

Please delete the newly added paragraph on page 103 of the Registration Statement as it is inconsistent with the preceding paragraphs and Section 23(b) of the Investment Company Act of 1940, as amended.

Response:

The Company hereby acknowledges the Staff’s comment and has deleted the noted disclosure in Amendment No. 1.

11.

We note that the Company incorporates by reference into the Registration Statement certain documents filed in the future under the Securities Exchange Act of 1934, as amended. As you know, on March 20, 2019, the Commission proposed rules concerning Securities Offering Reform for Closed-End Investment Companies, which address, among other things, future incorporation by reference. We understand that the Company intends to rely on the Small Business Credit Availability Act, which authorizes funds to rely on certain provisions available to S-3 filers before the Commission adopts final rules. Please note that the Company may need to consider possible consequences if rules as adopted are inconsistent with its actions.

Response:

The Company hereby acknowledges the Staff’s comment and confirms that the Company will consider as appropriate any such final rules adopted by the Commission.

United States Securities and Exchange Commission April 12, 2019 Page 5

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Arthur H. Penn, PennantPark Investment Advisers, LLC

Aviv Efrat, PennantPark Floating Rate Capital Ltd.